EXHIBIT 99.1

SafeStop School Bus App to Connect Parents to School Buses in Downingtown, PA

District Signs Up With Mobile App Company to Provide Parents With Real-Time Information on Their Children's Buses

DOWNINGTOWN, Pa., July 8, 2015 (GLOBE NEWSWIRE) -- This coming fall, Downingtown Area School District (DASD) in Downingtown, Pennsylvania will begin using SafeStop, the app that has the ability to connect the district's approximately 25,000 parents and its school officials to the vehicles transporting their students. DASD services approximately 14,000 students at ten elementary schools, three middle schools and three high schools and is the largest school district in Chester County. Over 190 school vehicles, which feature Verizon Networkfleet GPS systems, will be 'SafeStop Ready' next school year.

DASD parents using SafeStop will be able to sign up through the school district's parent portal and then securely register online, download the app, and use it when the 2015-2016 school year begins. The app provides parents and caretakers with a real-time map feature that displays the location of their child's bus, estimated arrival times at their bus stop, and an alerts and messaging center to relay important service information from the school or transportation provider.

Jeffrey Simmons, Transportation Supervisor at DASD, stated, "We are excited to be on the forefront of technology inside school transportation. Not only should SafeStop provide peace of mind and a new level of convenience for our parents, but it will help us analyze in real-time how our transportation system is performing. When our families can know where their bus is and when to expect it at the bus stop, it makes everyone's day a lot easier. We welcome this type of innovation and we are confident our parents will, too."

The SafeStop app is accessible from any device connected to the Internet – smartphones, tablets and desktop computers – and can be downloaded from the Apple App Store and Google Play. The app first became available to select school districts in New York, Florida and South Carolina last fall and is quickly expanding to schools and universities across the United States and soon in Canada.

"When you go to the bus stop in the morning or afternoon, you should not have to wonder where the bus is," says Patrick Gallagher, Director of Sales for SafeStop. "The technology is available to provide parents with more information about their child's school bus. And when we developed SafeStop, it was designed with the parents in mind. Not only does it help parents plan their day a little better, the information our app provides can bring an enormous sense of security. The demand for our app is increasing because parents see the benefits of having this information at their fingertips. Our goal is to reach full participation with the parents in every community."

SafeStop includes an alert and messaging system that serves as an extra communication channel for the school districts. Schools typically have their standard communication procedures but those are now complemented by being able to use SafeStop to alert parents of school closures, delayed openings, or even important dates and events coming up at the school. School officials will also be able to use the information collected by SafeStop to establish and review Key Performance Indicators (KPI) for their transportation system so they can evaluate and improve operations.

SafeStop works with any GPS unit, routing, or transportation provider. Parents are urged to contact their school officials to request the installation of SafeStop and school districts interested in the service can contact a representative through the company's website. To learn more about the SafeStop app and how to bring it to your community, please visit www.SafeStopApp.com.

About SafeStop

SafeStop, a product offered by SafeStop, Inc., is a powerful and secure application that connects parents and school administrators with the vehicles transporting their students. Created in 2013, the SafeStop App provides a real-time map feature, estimated arrival times, and an alerts and messaging center for its users. For more information, visit www.SafeStopApp.com.

CONTACT: Media Contact:
         Patrick Gallagher
         Director of Sales
         800-843-8936
         pgallagher@safestopapp.com